UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                                (AMENDMENT NO. 1)

                    Under the Securities Exchange Act of 1934


                           OMNIRELIANT HOLDINGS, INC.
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                                (Name of Issuer)


                    Common Stock, par value $.00001 per share
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                         (Title of Class of Securities)


                                   68215T 10 4
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                                 (CUSIP Number)

                               Darrin Ocasio, Esq.
                       Sichenzia Ross Friedman Ference LLP
                             61 Broadway, 32nd Floor
                               New York, NY, 10006
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                  May 14, 2007
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                                                          Page 2


                                  SCHEDULE 13D
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CUSIP No. 68215T 10 4
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1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Apogee Financial Investments, Inc.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a)  |_|
                                                                        (b)  |_|
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3    SEC USE ONLY


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4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     OO
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      |_|


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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Florida
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               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                             |_|

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0
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14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO
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
                                                                          Page 3


This Amendment No. 1 to Schedule 13D amended and supplements the Schedule 13D filed with the Securities and Exchange Commission on January 24, 2007(the "Original Schedule 13D") by Apogee Financial Investments, Inc.. Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Original Schedule 13D.


Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

On May 14, 2007, the Reporting Person distributed 3,000,000 shares of the Issuer it held to the three owners of the Reporting Person. As a result of the distribution, the Reporting Person now owns 0 shares of common stock of the Issuer.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D are hereby amended and supplemented as follows:

The Reporting Person currently owns 0 shares of common stock of the Issuer, which represents 0% of the Issuer's common stock based on 13,800,000 shares of common stock issued and outstanding. Christopher Phillips, who is the Interim Chief Executive Officer, Chief Financial Officer and a director of the Issuer, has the sole power to vote or direct the vote, and to dispose or direct the disposition of such shares. Except as set forth in Item 4, the Reporting Person did not effect any transaction in the Company's common stock since the filing of the Original Schedule 13D. The Reporting Person ceased to be the beneficial owner of more than five percent of the class of securities on May 14, 2007.


SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Dated: July 25, 2007                         APOGEE FINANCIAL INVESTMENTS, INC.


                                             /s/ Chris Phillips
                                             ----------------------------------
                                             Name: Chris Phillips
                                             Title: President